Rev D 29 Feb 2012

OriginOil®

End to End Algae Production Model



Highlights Of The OriginOil Study

24 February 2012

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Important Disclaimer

This presentation contains forward-looking statements, including certain projections. In some cases, you can identify forward-looking statements by terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” and analogous or similar expressions. The Company wishes to caution the reader of this presentation that these forward-looking statements and estimates as to future performance, estimates as to future valuations and other statements contained herein regarding matters that are not historical facts, are only predictions, and that actual events or results may differ materially.

The forward-looking statements set forth in this presentation are the Company management’s projection of possible future operations, developments, and results based upon numerous assumptions, and are dependent on my factors over which the Company has no control. The Company cannot assure or guarantee you that any future results described in this summary will be achieved, or that any of the assumptions on which the forward-looking statements are based will prove to be correct.

Information contained in this presentation has been compiled by the Company from sources believed to be credible and reliable. However, the Company cannot guarantee such credibility and reliability. The forecasts and projections of events contained herein are based upon subjective valuations, analyses and personal opinions.

The Company makes no expressed or implied representation or warranty as to whether it can attain the projected financial information or the accuracy of any other forward-looking statements set forth in this presentation or as to the accuracy or completeness of the assumptions from which the forward-looking statements are derived. The Company does not have any obligation to update or revise any forward-looking statement to reflect any change it its expectations or any change in events, conditions, or circumstances on which any such statement is based. Given these uncertainties, you should not place undue reliance on such forward-looking statements.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Study: Algae-Based Fuel Now Profitable.


50 Ha Scale
Production Cost Per Gallon of Gasoline/Diesel
Wholesale Price of 50/50 Gasoline/Diesel*
$3.04
Blended Feedstock
$2.28
100% Algae Biomass
$5.44
$-
$1.00
$2.00
$3.00
$4.00
$5.00
$6.00

Prices: http://www.eia.gov/dnav/pet/pet_pri_gnd_dcus_nus_w.htm
Cost Breakdown: http://www.eia.gov/petroleum/gasdiesel/

Important Note: the OriginOil End to End Algae Production Model referenced here is a preliminary study and numbers are subject to change. It is a theoretical analysis and final results will depend on proving at scale of a number of still-new technologies.

* Wholesale price is based on average price of gasoline and diesel (US, 2/20/2012) after cost of crude oil and refining, before marketing, distribution and taxes.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Fuel Production Directly Onsite

- **Algae producers can make renewable gasoline and diesel cost-effectively right at their site of production.**
- These fuels are an ideal "insertion point" for refineries, permitting further upgrades (jet fuel etc.) by refiners.
- End to End Model indicates:
  - Potential for production costs for blends to be profitable now, without subsidy.
  - Pure algae biomass within reach of profitability.
- That's with no subsidies or preferences, no premium for "green" fuels.

This proves a point, but many producers will choose to make biocrude, which can be converted into higher-priced renewable chemicals as well as fuel fractions.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

What’s New?

- Improved production assumptions based on field experience.
- Implementation of advanced growth techniques to boost productivity.
- Improved cost numbers for harvesting stage based on experience.
- Algae may be blended with other feedstocks such as waste.
- On-site fuel conversion technology that allows algae producers to make gasoline and diesel themselves onsite*.

OriginOil plans to integrate its Algae Appliance™ harvester with downstream conversion technologies* for a single end to end harvest-to-fuel solution for algae producers.

* See Technology Note at end page.

SOME NUMBERS

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Results – Profit and Loss

RESULTS - P&L	1 HA Value	1 HA Unit	50 HA Value	50 HA Unit
REVENUE				
Ancillary Sources				
Daily Revenue from Carbon Credits	40	$	2,015	$
Daily Revenue from Wastewater Treatment Credits	55	$	2,753	$
Biomass Feedstock				
Daily Revenue from Fuel & By-Products	9,313	$	465,674	$
Total Daily Revenue	**9,409**	$	**470,441**	$
Total Annual Revenue	**3,293,088**	**$**	**164,654,383**	**$**
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Daily Cost of Blended Biomass Feedstock less Algae Biomass	1,255	$	62,757	$
Daily Capex/Opex for Conversions to Gasoline/Diesel with IH2	5,380	$	268,981	$
Total Daily Capex/Opex for Conversion to Gasoline/Diesel	**6,635**	**$**	**331,738**	**$**
Total Annual Operating Costs	**2,647,765**	**$**	**130,877,442**	**$**
Annual Revenue	**3,293,088**	**$**	**164,654,383**	**$**
Annual Costs (Debt Service + Operating Costs)	**2,789,150**	**$**	**134,089,722**	**$**
Annual Profit/Loss	**503,937**	**$**	**30,564,661**	**$**

Full model available in confidence to industry partners.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Results – Resources (per Hectare)

	1 HA			
RESULTS - Resources	**Metric Value**	**Metric Unit**	**U.S. Value**	**U.S. Unit**
FACILITY				
Land Required	1.00	ha	2.47	ac
RAW MATERIAL INPUTS				
Daily Water Requirements	5,505	L	1,454	gal
Daily Carbon Dioxide Requirements	4.03	MT	4.44	US Tons
Daily Nitrogen Requirements	0.0	kg	0.0	lb
Daily Phosphorus Requirements	0.00	kg	0.00	lb
ENERGY REQUIREMENTS				
Daily Energy Requirements for Algae Growth	284	kWh		
Daily Energy Requirements for Harvesting	456	kWh		
Total Daily Energy Requirements after Free or Waste Energy	740	kWh		
Total Annual Energy Requirements	**259**	**MWh**		
PRODUCT YIELDS				
Daily Biomass Harvest	2,202	kg	4,855	lb
PRODUCTION COSTS				
Cost of Producing Dry Weight Algae Biomass	**0.61**	**$/kg**	0.27	$/lb
Cost of Producing Fuel (Blended Feedstock)	**0.63**	**$/L**	2.37	$/gal
Cost of Producing Fuel (All Algae Feedstock)	**1.74**	**$/L**	6.59	$/gal

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Results – Resources (50 Hectares)

OriginOil

RESULTS - Resources	50 HA Metric Value	Metric Unit	U.S. Value	U.S. Unit
FACILITY				
Land Required	50.00	ha	123.55	ac
RAW MATERIAL INPUTS				
Daily Water Requirements	275,250	L	72,713	gal
Daily Carbon Dioxide Requirements	201.48	MT	222.10	US Tons
Daily Nitrogen Requirements	0.0	kg	0.0	lb
Daily Phosphorus Requirements	0.00	kg	0.00	lb
ENERGY REQUIREMENTS				
Daily Energy Requirements for Algae Growth	13,975	kWh		
Daily Energy Requirements for Harvesting	19,613	kWh		
Total Daily Energy Requirements after Free or Waste Energy	33,588	kWh		
Total Annual Energy Requirements	**11,756**	**MWh**		
PRODUCT YIELDS				
Daily Biomass Harvest	110,100	kg	242,729	lb
PRODUCTION COSTS				
Cost of Producing Dry Weight Algae Biomass	**0.47**	**$/kg**	0.21	$/lb
Cost of Producing Fuel (Blended Feedstock)	**0.60**	**$/L**	2.28	$/gal
Cost of Producing Fuel (All Algae Feedstock)	**1.44**	**$/L**	5.44	$/gal

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Growth, Harvesting, Conversion

MORE GRAPHS

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Advanced Growth is Key to Profitability…



50 Ha Scale
Value-Add from Advanced Growth Enhancement
(Total Daily Revenue per Ha)
USD ($)
600
500
400
300
200
100
0
-100
Total Daily Revenue (000s)
Total Daily Capex Cost (00s)
Total Daily OpEx Cost (00s)
Total Daily Downstream Costs (000s)
Total Daily Profit (000s)
With Advanced Growth Enhancement
Without Advanced Growth Enhancement

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

...Making Algae Production 8x More Efficient.



Daily Production per Hectare, in Barrels of Distillate
Barrels of Distillate
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
6.37
0.80
bpd w/out Advanced Growth Enhancements
bpd w/Advanced Growth Enhancements
Daily Production Distillate bbls per Ha

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

OriginOil Harvesting is 42% More Efficient…



50 Ha Scale
Algae Harvesting Efficiency:
OriginOil v Legacy
kWh/L
0.00016
0.00014
0.00012
0.0001
0.00008
0.00006
0.00004
0.00002
0
OriginOil's Energy Requirements
Legacy Energy Requirements
Energy usage differences expected to result in 42% savings with OriginOil Technology
Savings equivalent to $586/day or $204,236 /year
Harvesting Cost

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

…While Costs Are Up to ¼ of Competitors.



50 Ha Scale
Harvesting Costs by Technology
$/kg of dry weight algae
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
OpEx per Kg Biomass
CapEx per Kg Biomass
Total Harvesting Cost per Kg Biomass
Algae Appliance™
Centrifuges
Membranes

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Blending Achieves Unit Cost Reduction…



50 Ha Scale
Savings from Downstream Blending with Waste Products
USD ($)
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Downstream Feedstock Cost $/kg
Downstream Conversion Cost $/L
Blending with Waste Feedstocks
Algae Only

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

... With Greater Conversion Cost Burdens…

Blended


50 Ha Scale
Process Chain Segment Costs by Type of Cost
100,000,000
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Growth
Harvest
Conversion
OpEx
CapEx

Note change of scale from blended to 100% algae

All Algae


50 Ha Scale
Process Chain Segment Costs by Type of Cost
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Growth
Harvest
Conversion
OpEx
CapEx

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

... As Algae is More Conversion Efficient.

Blended


50 Ha Scale
Total Cost by Process Chain Segment
14%
2%
84%
Growth
Harvest
Conversion

Much Greater Conversion cost ratio for Blended vs. All Algae

All Algae


50 Ha Scale
Total Cost by Process Chain Segment
29%
11%
60%
Growth
Harvest
Conversion

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Based on OriginOil's Clean Defense Summit presentation on 8 February, 2012

Defense Prioritization and the Biofuels Industry

U.S. ALGAE DEMAND TAKES OFF

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Defense Prioritization Driving U.S. Biofuels

- "The U.S. Department of Defense (DoD) is the nation's largest consumer of energy, with annual oil consumption on par with Sweden. Unlike many of Washington's civilian politicians, the DoD is going beyond lip service to actually taking substantive steps for reducing its dependence on imported petroleum."
  - Raymond James Energy Group Company Brief on Gevo, Inc., 8 Feb 2012
- "We're looking at second and third generation biofuels made from algae, made from things like camelina, which is an inedible part of the mustard family and the main source of this big biofuel purchase came from inedible grease that came from Tyson foods, from cooking chicken basically. So we're – we don't have a specific technology in mind, we just need the energy."
  - U.S. Navy Secretary Ray Mabus, C-Span interview of 5 Feb 2012

The U.S. Military's drive is jump-starting advanced biofuels in the US.

Accelerating Developments

- 5 Dec 2011: DoD announces largest-ever biofuels purchase by the government, using a blend of algae and waste oil.
- US Navy on aggressive national security timetable to convert to 50% alternative fuels by 2020. 8 million barrels per year in jet and marine fuels.
- DoD, DOE and USDA invoking Defense Production Act to create demand, get biorefineries built, and set new rules.
  - ✓ All fuels must be sustainable: no impact to food supplies allowed.
  - ✓ Key role for algae: energy-rich and very similar to petroleum itself.
- Meanwhile, the aviation industry is facing tough EU carbon mandates and is supportive of biofuels initiatives. This will provide an additional demand driver that is less reliant on Congress. Biofuels Digest, 8 Feb 2012

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Excerpt

Department of Navy Biofuel Initiatives

Chris Tindal

Director for Operational Energy

November 8th, 2011

Navy Biofuel Needs



~ 8,000,000 total
(JP-5 and F-76)
~ 80,000
~ 8,000
~2,000
F-76
JP-5
Biofuel Delivery
Schedule & Requirements
Bbls
600
500
400
300
200
100
0
0.1
1.2
9
10
11
12
1
2
3
4
5
6
7
8
9
10
11
12
2009
2010
2011
2012
2016
2020
JP-5
Test and Certification
F-76
Test and Certification
1st Green Fleet Demo
2nd Green Fleet Demo
50% Alt Fuel

DON, DOE, & USDA Planned Effort

- Utilizing Title III of the Defense Production Act
  - Special provision to develop industrial base and critical technology
  - Provisions for feedstock, CAPEX/OPEX, and offtake
- Seeking integrated biorefineries where substantially all of the business activities must take place domestically (US or Canada)
  - Feedstock growth , processing, fuel production, blending & distribution, et alia
- 50% minimum private industry cost share
- We need multiple, diverse pathways and locations
  - Oils, biochemical, thermochemical

DON, DOE, & USDA Planned Effort

- Seeking drop-in biofuels at their maximum blend per applicable spec that function at least as well as petroleum product displaced
  - e.g. 50:50 HRJ5:JP5 or HRD76:F76
  - Can be fuel spec in approval process, e.g. ATJ
- EISA 526 compliant bio-derived fuels
  - Lifecycle GHG emissions must be less than or equal to conventional fuel being replaced
- Commercial scale – min 10 MM gal neat fuel/year

"No intermediate or long-term impact on supply of agricultural commodities involved in food production"

+ Fresh Water!

  - As determined by USDA

How OriginOil is Helping

- 8 Dec 2011: OriginOil and DOE announce research agreement to establish industry standards for blending algae with multiple feedstocks.
- 15 Dec 2011: OriginOil in Joint Venture to develop biorefineries serving U.S. and NATO military requirements for alternative fuels.
  - The JV, Future Energy Solutions Unlimited, Inc. (FES) is funded and carrying out bankable feasibility studies supporting project development and project delivery for diversified biofuel refining centers in strategic locations around the world.
  - FES is a Service-Disabled Veteran-Owned Small Business Concern (SDVOSBC) headed by Larry Sirmans, recently CTO at Australian algae leader MBD Energy.
- 13 Jan 2012: OriginOil and DOE to co-develop an integrated system for direct conversion of raw algae into a renewable crude oil that can be used by existing petroleum refineries.

Direct conversion to fuel is now feasible at the point of algae production.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Where We Stand

- Driven by the military, the US is moving ahead with advanced biofuels adoption, despite the lack of a carbon policy (the key driver in other countries).
- The aviation industry, driven by tough EU mandates, is an emerging player that could diversify program support.
- Algae is emerging as a key feedstock, especially when blended with waste, where it provides an energy boost and a true petrochemical profile.
- OriginOil is working with DOE on blending standards and algae-to-fuel conversion, and is helping to develop DoD integrated biorefineries in strategic locations worldwide.

The Algae Harvesting Technology Company

ORIGINOIL

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

What is OriginOil?

- Developed the next generation of essential technology to harvest algae for fuel, chemicals and high-value products.
- Now integrating downstream conversion to crude oil and distillates so algae companies can make fuels directly onsite.
- Field-proven with a successful pilot project at scale.
- Now in revenue with breakthrough technology: $1m+ in booked sales in 2011.
- Building a sustainable algae industry now – by offering modular harvesting systems directly to top algae companies.
- Planning to expand through licensing and distribution deals: “Powered by OriginOil”.

OriginOil is the technology company now enabling the new algae industry.

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

END-TO-END ALGAE PROCESSING



Algae Growth System
S
H_2O
CO_2
NPK
Algae
Water Recycling
Optional Boost Phase
Algae Appliance™
EXTRACTION CONTROLS
Extraction Database
Algae Crude*
Optional Chemical Fractionation
High-Value Products from Proteins and Lipids
Integrated Post-Processing
Direct Conversion
Bio-Oil
Biogas
Biochar
Existing Refinery or Integrated Biorefinery
Real-Time Control Network
EXTRACTION CONTROLS
SENSORS
Extraction Database
OriginOil
Network Central
Jet Fuel
Diesel
Marine Distillate
Gasoline
Products Produced From a Barrel of Oil
3.0% Heating Oil
3.4% Heavy Fuel Oil
3.4% Liquefied Petroleum Gases
9.0% Jet Fuel
15.0% Other Products
22% Diesel
43% Gasoline
Data: Energy Information Administration

* "Algae Crude" sample produced by Evodos™ centrifugation after Single Step Extraction™

S = OriginOil Sensors

DATE 10 Feb 2012
REVISION C - 10 Feb 2012

WHY ALGAE?

Three Generations of Biofuels

- **First Generation –** Billions invested in corn, vegetable oils, sugar cane. Major food supply dislocations since 2008. Ethanol subsidies in deep trouble. “Rich farmers.”

- **Second Generation –** Billions more still being invested in non-food land crops such as grasses, forestry, jatropha. Food chain dislocation avoided, but major issues of land and <u>fresh water use</u> remain.

- **Third Generation – *Advanced Biofuels.***
  - <u>Chemically similar to petroleum.</u>
  - Not a food crop, needs no productive land.
  - Uses waste, brackish, or salt water.
  - Purifies water (nitrates, drugs, toxins).
  - Massive rates of CO_2 absorption.
  - Large-scale Oxygen (and Hydrogen) generation.
  - Rapid harvests, permitting industrial scale production.

Algae is <u>the</u> Third Generation feedstock and is expected to dominate the biofuels marketplace.









A BREAKTHROUGH TECHNOLOGY TO EXTRACT OIL FROM ALGAE

Algal Biofuels: An Engine of Growth

- The world biofuels market is expected to grow at a CAGR of 12%+ until 2017.
- $105.4 billion in forecasted annual revenue by 2018.

Commercial Timeline of Algal Biofuels



8 billion gallons/yr
1 billion gallons/yr
100 million gallons/yr
50 million gallons/yr
10 million gallons/yr
1 million gallons/yr
100,000 gallons/yr
100,000 Gallons
1 Million Gallons
10 Million Gallons
100 Million Gallons
1 Billion Gallons
6 Billion Gallons
2010
2011
2012
2013
2018
2025

Sources: Algae 2020, Emerging Markets Online Consulting Services, Biofuel Digest

A BREAKTHROUGH TECHNOLOGY TO EXTRACT OIL FROM ALGAE

The Advanced Biofuels Mandate



Total Renewable Fuel Standard
Mandated by the Energy Independence and Security Act of 2007
U.S. Environmental Protection Agency
Billions of gallons
40
35
30
25
20
15
10
5
0
Other
Advanced Biofuel requirement
Cellulosic biofuel
2022: 36 billion
2009 ethanol production
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

- **Algae, the primary advanced biofuel, will benefit from U.S. mandated standards:**
  - Ethanol fully replaced by 2022.
  - Fastest growth among all biofuels.

Source: http://www.epa.gov/oms/renewablefuels/420f09023.htm

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

SCALING UP ALGAE

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

Commercializing in Australia


COPYRIGHT MBD ENERGY LIMITED 2010

A BREAKTHROUGH TECHNOLOGY TO EXTRACT OIL FROM ALGAE

Aggressive Scale-Up Process

MBD ENERGY LIMITED

OriginOil



JCU Research Facility (5,000 m2) ✓

Tarong Energy Display Plant (1-Hectare)

Pilot Plant (30-90 Hectare)

Demonstration Plant (500-Hectare +)

CONVERTING ALGAE TO RENEWABLE CRUDE OIL

OriginOil Adding Reference Sites Globally

- 3 February 2012: Algae Producer Aquaviridis and OriginOil Announce Joint Commercial Agreement
  - Development of dry-land aquaculture could transform desert farm economies of the American Southwest and Mexico
  - Aquaviridis to immediately scale up to ten acres of pilot algae production by MID-2012.
  - Commercial scale production capacity is expected by the second quarter of 2013.
  - Mexicali Valley a strategic location due to favorable growing conditions, strong local and governmental support, and massive sources of carbon dioxide.
- In Europe, OriginOil's Ennesys Joint Venture targets major projects in France.

In Conclusion…

- Algae production is being scaled up as technology barriers are overcome.
- Algae producers will soon be able to produce fuel molecules right at the point of production.
- Feedstock standards are being developed for every level of production, processing and blending for final use.
- Governmental incentives such as carbon regulations and military demand are essential to financing scaled-up projects.
- DoD-sponsored biorefineries are being developed for strategic locations worldwide that will blend algae, waste and forestry products for military consumption.
- These factors are leading to a rapid growth acceleration in the algae industry.

A Note on Fuel Conversion Technology

Technology Note

CRI's IH2 Process was adopted for this model. (IH2: Integrated Hydropyrolysis + Hydroconversion)

(The IH2 process converts virtually any type of non-food biomass feedstock—such as wood, agricultural residues, algae, and aquatic plants. High-quality hydrocarbon fuels and/or blend stocks (in the gasoline, jet and diesel range) have been produced by the IH2 technology in tests using a broad spectrum of biomass feed. IH2 products are fungible with fossil-derived fuels and are completely compatible with current infrastructure.)

Other processes being investigated for integration in collaboration with DOE's Idaho National Laboratory (INL): Licella, Honeywell, Envergent, Dynamotive, Kior, Solray, BTG, HTU Process, TCOM System… and more.

Please contact the OriginOil Partners desk to review the full model and to collaborate on downstream process evaluations.

OriginOil, Inc.

(OTCBB: OOIL)

www.originoil.com

partners@originoil.com

CONVERTING ALGAE TO RENEWABLE CRUDE OIL